Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: SCM Microsystems
Filer No. 000-29440
[The following message was sent to SCM Microsystems, Inc. employees on December 11, 2008 by Felix Marx, CEO of SCM Microsystems]
To All Employees:
I’d like to share with you an exciting development for SCM Microsystems.
We have reached last night a definitive agreement to merge with Hirsch Electronics Corporation, a leading supplier of physical access control systems.
Combining SCM and Hirsch would transform our two companies into a security industry powerhouse in the physical and logical access control market. The combined company will continue to be called SCM Microsystems and will benefit from increased operational scale and financial solidity, as well as expanded market presence and local resources in key regions. Hirsch Electronics will continue to operate as a wholly owned subsidiary and successful brand of SCM Microsystems, Inc.
Hirsch’s strong position in the North American enterprise market complements and extends SCM’s strength in Europe, Asia and the U.S. government sector. Following the merger, Hirsch will have access to SCM’s worldwide network of sales and support resources through which to market and sell their physical access products, and SCM will benefit from Hirsch’s well-respected brand, systems-level selling model and the professional services group for development of customer-specific applications.
Many of our customers worldwide are calling for converged solutions to information security and physical access control. That trend is creating demand for a broad set of devices, from doors to desktops, with support for smart cards, biometrics and contactless technologies. By offering both of our respective product lines, we can better address the full spectrum of market requirements, something that will make the new SCM an even more valuable partner to our customers.
The transaction is expected to close in the first half of 2009. During the next few months, as shareholders and regulators review the merger details, we will continue to do business as usual. SCM’s employees and management team will keep their focus on doing what we have always done—putting our customers’ satisfaction first with well designed, high performance technology, on-time deliveries and excellent quality.
Please refer to the press release on the proposed merger for further details (sent via separate email). More information about this announcement is available at both our website, www.scmmicro.com and the website of Hirsch, www.HirschElectronics.com.
I am personally very excited about this merger. SCM and Hirsch have a shared commitment to the customer and a clear focus on innovation, reliability and company integrity. My experience with Hirsch management, employees and customers has been tremendously positive and I believe that our two companies will make a unique combination in an ever growing Identification market set to succeed.
Best regards,
Felix
Other important information:
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SECURITY HOLDERS OF SCM MICROSYSTEMS AND HIRSCH ELECTRONICS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the Registration Statement and the joint proxy statement/information statement and prospectus (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.

SCM and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SCM stockholders in respect of the proposed transaction. A description of direct and indirect interests, by security holdings or otherwise, of the directors and executive officers of SCM is set forth in SCM’s proxy statement for its 2008 annual meeting, which was filed with the SEC on April 29, 2008. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed merger and a description of their interests will be contained in the definitive joint proxy statement/information statement and prospectus and other relevant materials to be filed with the SEC. Copies of these documents maybe obtained free of charge from the SEC’s website at www.sec.gov or from SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the merger agreement, including potential benefits and synergies of the merger for both companies such as: increased operational scale and financial solidity. expanded market presence and local resources, the ability of SCM and Hirsch to extend and strengthen each other’s geographic and market positions, and the combined company’s ability to better address customer requirements by offering both sets of their respective products; the anticipated closing date of the merger; and any statements about the benefits of the business combination transaction and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Hirsch, the failure of stockholders to approve the transaction, the risk that the businesses will not be integrated successfully; the risk that the synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, spending, third-party relationships and revenues and the possibility that the closing of the merger may be delayed, or that the merger may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.